Exhibit 99.3

Q&A

•	Why is Questar combining with Dominion?
Questar recently received an unsolicited offer to combine with one of the nation’s best energy companies. Our management has an obligation to evaluate and present serious offers to the board and shareholders. Given the impact of the market price of natural gas and several other factors on our five-year outlook, the combination with Dominion creates greater growth opportunities for both companies.

•	What is the effective date of the transaction?
Shortly after regulatory approvals are received. We expect this to be completed during 2016.

•	Who is Dominion?
Peers and analysts rank Dominion as America’s Most Admired gas and electric utility (Fortune magazine).
Dominion is a values-driven company with core beliefs that dovetail with Questar’s. We share a commitment to service - providing safe and reliable energy to our customers, treating employees fairly, providing reasonable returns to our investors and giving back to our communities.
Headquartered in Richmond, Va., Dominion has been in the natural gas interstate pipeline and distribution business for more than a century. It is one of the nation's largest producers and transporters of energy, with nearly 15,000 employees serving utility and retail energy customers in 14 states. Gas-distribution operations are in Ohio and West Virginia.
Dominion is investing $1 billion in solar power-generating facilities in Utah.
Dominion ranked No. 37 on Forbes’ “America’s Best Employers” list, and No. 1 among utilities.

•	Will Questar’s name remain the same?
The name will be Dominion Questar Corporation.

•	How will this benefit Utah and current Questar Gas customers?
For Questar Gas customers, the transition should be transparent. They can count on a continuation of the same safe, reliable service to which they are accustomed. Rates will still be determined and services will still be monitored by the Utah and Wyoming public service commissions.
Our utility headquarters will remain in Salt Lake City, which will also serve as Dominion’s western region headquarters.
Dominion will substantially increase the amount we contribute to charities and economic development.
Dominion will appoint a member of Questar’s current board of directors to serve on Dominion’s board, and another will be appointed to the board of Dominion Midstream, a publicly owned subsidiary of Dominion.

The company will also establish an advisory board, made up of business and community leaders, to meet several times a year to provide feedback on community issues.

•	How will this impact Questar employees?
Until the closing, it will be “business as usual” for Questar employees. Employees remain employed by Questar and will continue to perform their regular duties.
Given Questar’s strong operating record and distance from Dominion’s Virginia headquarters, Dominion plans to have Questar operate under a local management structure. We anticipate that few operations or field employees will be affected.

•	What is the outlook for the combined company?
The future looks bright for the combined organization. Dominion and Questar are top-rated companies with very similar values-driven cultures, so the combination should be seamless and positive. The combined organization should benefit from the exchange of best practices and the economies of scale related to being part of a larger organization.